FOR IMMEDIATE RELEASE

Sundial Announces Results of its Annual and Special Meeting of Shareholders and Details of the Share Consolidation

Calgary, AB (July 25, 2022) – Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce all of the resolutions put to holders of common shares (the “Common Shares”) of the Company (the "Shareholders") at the reconvened annual and special meeting held virtually today (the "Meeting") were passed. The Meeting was originally held on July 21, 2022, and was adjourned, without any business being considered, due to a lack of quorum. Under the by-laws of the Company and the interim order granted by the Court of Queen’s Bench of Alberta in respect of the Meeting, those shareholders who attended the Meeting today, in person or by proxy, constituted a quorum.

At the Meeting, Shareholders approved: (i) fixing the number of directors of the Company at five members; (ii) electing each of Greg Mills, Zach George, Lori Ell, Bryan Pinney and Gregory Turnbull as directors of the Company for the ensuing year; and (iii) appointing Marcum LLP as the auditors of the Company for the ensuing year and authorizing the board of directors of the Company to set their remuneration.

The following votes were received with respect to fixing the number of directors of the Company at five members:

Number of Common Shares For	% For	Number of Common Shares Against	% Against
248,538,308	80.56	59,980,648	19.44

The following votes were received with respect to each director nominee:

	Number of Common Shares For	% For	Number of Common Shares Withheld	% Withheld
Greg Mills	244,538,362	79.26%	63,980,594	20.74%
Zach George	271,834,592	88.11%	36,684,366	11.89%
Lori Ell	243,674,490	78.98%	64,844,468	21.02%
Bryan Pinney	243,544,594	78.94%	64,974,363	21.06%
Gregory Turnbull	275,055,211	89.15%	33,463,745	10.85%

The following votes were received with respect to appointing Marcum LLP as the auditors of the Company:

Number of Common Shares For	% For	Number of Common Shares Withheld	% Withheld
280,957,048	91.07%	27,561,908	8.93%

Additionally, Shareholders approved, as special resolutions:

(i)	amending the articles of Sundial to change of name of the Company from “Sundial Growers Inc.” to “SNDL Inc.” (the “Name Change”);
(ii)	a consolidation of all of the issued and outstanding Common Shares (the “Share Consolidation”) on the basis of not more than one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares and not less than one (1) post-consolidation Common share for every twenty-five (25) pre-consolidation Common Shares, as to be determined by the board of directors of the Company (the “Board”) in its sole discretion, to become effective at such time as the Board considers it to be in the best interests of the Company, but in any event not later than July 25, 2023; and
(iii)	a plan of arrangement involving the Company, Alcanna Inc., and the Shareholders under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), such Arrangement to become effective at a date to be determined by the Board when the Board considers it to be in the best interests of the Company to implement such Arrangement, but in any event not later than July 25, 2023.

The following votes were received with respect to the Name Change:

Number of Common Shares For	% For	Number of Common Shares Against	% Against
275,341,191	89.25%	33,177,767	10.75%

The following votes were received with respect to the Share Consolidation:

Number of Common Shares For	% For	Number of Common Shares Against	% Against
221,873,802	71.92%	86,645,153	28.08%

The following votes were received with respect to the Arrangement:

Number of Common Shares For	% For	Number of Common Shares Against	% Against
269,439,670	87.33%	39,079,286	12.67%

Details of the Share Consolidation

Immediately following the Meeting, the Board determined to effect the Share Consolidation on the basis of one post-consolidation Common Share for every 10 pre-consolidation Common Shares. The Share Consolidation has taken effect today, July 25, 2022, and the Common Shares are expected to begin trading on Nasdaq on a post-consolidation basis beginning at the open of markets on July 26, 2022. The record date for shareholders entitled to participate in the Share Consolidation is July 25, 2022.

Immediately prior to the Share Consolidation, there were 2,379,931,190Common Shares issued and outstanding, and 237,993,119Common Shares are issued and outstanding following the Share Consolidation, subject to rounding for any fractional Common Shares. Fractional Common Shares to be received by Shareholders will be rounded up in the case of a fractional interest that is 0.5 or greater, or rounded down in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such holder would otherwise be entitled to receive upon implementation of the Share Consolidation.

Registered Shareholders were sent a letter of transmittal with their proxy materials in connection with the Meeting. The letter of transmittal provides instructions for how to exchange share certificates or Direct Registration Statements representing pre-consolidation Common Shares for new share certificates or Direct Registration Statements representing post-consolidation Common Shares to which such Shareholders are entitled as a result of the Share Consolidation. No action is required by non-registered Shareholders. A copy of the letter of transmittal is available under Sundial’s profile on SEDAR at www.sedar.com, under Sundial’s profile on EDGAR at www.sec.gov/edgar or by contacting Odyssey Trust Company at (587) 885-0960 or by email at corp.actions@odysseytrust.com.

The Share Consolidation is expected to enable the Company to maintain and minimum bid price of US$1.00 per Common Share and to avoid a delisting event that could cause material disruption to the Company and Shareholders through the reduction of both trading liquidity and access to capital.

Additionally, the Name Change has been effected. The Company expects to launch and provide further details regarding its rebranding with the release of its second quarter earnings and results in early August 2022.

Management Changes

Chief Administrative Officer (CAO), David Gordey, has resigned from his position effective July 29, 2022. Mr. Gordey was appointed CAO after Sundial’s acquisition of Alcanna Inc. in March 2022. Sundial thanks Mr. Gordey for his services and wishes him the best in his future endeavours.

About Sundial Growers Inc.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is operated and reported in four segments: Cannabis Production and Cultivation, Cannabis Retail, Liquor Retail, and Investments.

Sundial is the largest private sector cannabis and liquor retailer in Canada. The Company’s retail banners include Spiritleaf, Value Buds, Wine and Beyond, Liquor Depot, and Ace Liquor. As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on Sundial, please go to www.sndlgroup.com.

Contact:

Sophie Pilon, Director, Investor Relations and Communications

Sundial Growers Inc.

O: 1.587.327.2017

E: investors@sundialgrowers.com

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions, including but not limited to assumptions with respect to the anticipated benefits of the Share Consolidation, were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.